 **sembcorp**

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

9 April 2009

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



09045967

SUPPL

Dear Sirs

Sembcorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

Encs

C:jesstan/SgxnetAnn/SECltr

Notice of <u>a Director's (including a director who is a substantial shareholder) Interest and Change in Interest</u> *
* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	09-Apr-2009 17:49:23
Announcement No.	00144

>> Announcement Details
The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer *

   09-04-2009

2. Name of <u>Director</u> *

   Tang Kin Fei

3. Please tick one or more appropriate box(es): *

   - Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of <u>Interest</u>

   09-04-2009

2. Name of Registered Holder

   Tang Kin Fei

3. Circumstance(s) giving rise to the interest or change in interest

   # Please specify details

   # Others

   Exercise of share options granted pursuant to Share Option Plan of Sembcorp Industries Ltd. Please refer to footnotes for details.

4. Information relating to shares held in the name of the Registered Holder

No. of <u>Shares</u> held before the change	2,682,084
As a percentage of issued share capital	0.15 %
No. of Shares which are subject of this notice	100,000
As a percentage of issued share capital	0.01 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0

No. of Shares held after the change	2,782,084
As a percentage of issued share capital	0.16 %

>> PART III

1. Date of change of [Select Option]

2. The change in the percentage level

   From % To %

3. Circumstance(s) giving rise to the interest or change in interest

   [Select Option]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	2,682,084	0
As a percentage of issued share capital	0.15 %	0 %
No. of shares held after the change	2,782,084	0
As a percentage of issued share capital	0.16 %	0 %

Footnotes

50,000 options @ $0.99 each
50,000 options @ $1.16 each

Attachments

Total size = 0
(2048K size limit recommended)



Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	09-Apr-2009 17:48:23
Announcement No.	00142

>> Announcement Details

The details of the announcement start here ....

>> PART I [Please complete this part]

1. Date of notice to issuer *

   09-04-2009

2. Name of Director *

   Peter Seah Lim Huat

3. Please tick one or more appropriate box(es): *

   - Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest

   09-04-2009

2. Name of Registered Holder

   Peter Seah Lim Huat

3. Circumstance(s) giving rise to the interest or change in interest

   # Please specify details

   # Others

   Exercise of 35,000 share options @ $1.16 each granted pursuant to Share Option Plan of Sembcorp Industries Ltd.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	190,697
As a percentage of issued share capital	0.01 %
No. of Shares which are subject of this notice	35,000
As a percentage of issued share capital	0 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0

No. of Shares held after the change	225,697
As a percentage of issued share capital	0.01 %

>> PART III

1. Date of change of [Select Option]

2. The change in the percentage level

   From % To %

3. Circumstance(s) giving rise to the interest or change in interest

   [Select Option]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	190,697	0
As a percentage of issued share capital	0.01 %	0 %
No. of shares held after the change	225,697	0
As a percentage of issued share capital	0.01 %	0 %

Footnotes

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SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the sale, transfer, cancellation and/or use:	9 April 2009	
b)	Purpose of such sale, transfer, cancellation and/or use:	Executives' Shares Option Plan	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	198,500	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	6,731,148
		After change	6,532,648
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.38%
		After change	0.37%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$822,893.06	

Kwong Sook May
Company Secretary

April 9, 2009

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the sale, transfer, cancellation and/or use:	27 March 2009	
b)	Purpose of such sale, transfer, cancellation and/or use:	Award of shares under the Restricted Share Plan of the Company	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	1,548	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	6,732,696
		After change	6,731,148
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.38%
		After change	0.38%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$6,417.32	

Kwong Sook May
Company Secretary

April 7, 2009

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Notice of <u>a Director's (including a director who is a substantial shareholder) Interest and Change in Interest</u> *
* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	07-Apr-2009 14:39:18
Announcement No.	00049

>> Announcement Details
The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * **07-04-2009**

2. Name of <u>Director</u> * **Evert Henkes**

3. Please tick one or more appropriate box(es): *

   • Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of <u>Interest</u> **27-03-2009**

2. Name of Registered Holder **Evert Henkes**

3. Circumstance(s) giving rise to the interest or change in interest

   # Please specify details

   # Others

   1st release of shares in respect of the award granted in Year 2007 pursuant to Sembcorp Industries Ltd Restricted Stock Plan.

4. Information relating to shares held in the name of the Registered Holder

No. of <u>Shares</u> held before the change	0
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	1,548
As a percentage of issued share capital	0 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0

No. of Shares held after the change	1,548
As a percentage of issued share capital	0 %

>> PART III

1. Date of change of [Select Option]

2. The change in the percentage level — From % To %

3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	0
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	1,548	0
As a percentage of issued share capital	0 %	0 %

Footnotes

Attachments — Total size = 0
(2048K size limit recommended)

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	06-Apr-2009 17:13:10
Announcement No.	00080

>> Announcement Details

The details of the announcement start here ...

>> PART I

1. Date of notice to issuer *

   06-04-2009

2. Name of Director *

   Peter Seah Lim Huat

3. Please tick one or more appropriate box(es): *

   • Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest

   03-04-2009

2. Name of Registered Holder

   Peter Seah Lim Huat

3. Circumstance(s) giving rise to the interest or change in interest

   # Please specify details

   # Others

   Exercise of 17,500 share options @ $0.99 each granted pursuant to Share Option Plan of Sembcorp Industries Ltd.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	173,197
As a percentage of issued share capital	0.01 %
No. of Shares which are subject of this notice	17,500
As a percentage of issued share capital	0 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0
No. of Shares held after the change	190,697
As a percentage of issued share capital	0.01 %

>> PART III

1. Date of change of [Select Option]

2. The change in the percentage level

    From % To %

3. Circumstance(s) giving rise to the interest or change in interest

    [Select Option]

    # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of <u>Director</u>, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	173,197	0
As a percentage of issued share capital	0.01 %	0 %
No. of shares held after the change	190,697	0
As a percentage of issued share capital	0.01 %	0 %

Footnotes

Attachments

Total size = **0**
(2048K size limit recommended)

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	06-Apr-2009 17:16:24
Announcement No.	00083

>> Announcement Details

The details of the announcement start here ...

>> PART I

1. Date of notice to issuer *

06-04-2009

2. Name of Director *

Goh Geok Ling

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest

03-04-2009

2. Name of Registered Holder

Goh Geok Ling

3. Circumstance(s) giving rise to the interest or change in interest

Please specify details

Others

Exercise of share options granted pursuant to Share Option Plan of Sembcorp Industries Ltd. Please refer to footnotes for details.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	218,030
As a percentage of issued share capital	0.01 %
No. of Shares which are subject of this notice	25,000
As a percentage of issued share capital	0 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0
No. of Shares held after the change	243,030
As a percentage of issued share capital	0.01 %

>> PART III

1. Date of change of [Select Option]

2. The change in the percentage level | From % To %

3. Circumstance(s) giving rise to the interest or change in interest | [Select Option]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	218,030	131,600
As a percentage of issued share capital	0.01 %	0.01 %
No. of shares held after the change	243,030	131,600
As a percentage of issued share capital	0.01 %	0.01 %

Footnotes

12,500 options @ $0.99 each
12,500 options @ 1.16 each

Attachments

Total size = 0
(2048K size limit recommended)

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	06-Apr-2009 17:17:54
Announcement No.	00087

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer *

    03-04-2009

2. Name of Director *

    Lee Suet Fern

3. Please tick one or more appropriate box(es): *

   - Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest

    27-03-2009

2. Name of Registered Holder

    Lee Suet Fern

3. Circumstance(s) giving rise to the interest or change in interest

    # Please specify details

    # Others

    1st release of shares in respect of the award granted in Year 2007 pursuant to Sembcorp Industries Ltd Restricted Stock Plan.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	35,000
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	3,030
As a percentage of issued share capital	0 %

Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0
No. of Shares held after the change	38,030
As a percentage of issued share capital	0 %

>> PART III

1. Date of change of [Select Option]

2. The change in the percentage level

    From % To %

3. Circumstance(s) giving rise to the interest or change in interest

    [Select Option]

    # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	35,000	0
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	38,030	0
As a percentage of issued share capital	0 %	0 %

Footnotes

Attachments

Total size = **0**
(2048K size limit recommended)

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